Exhibit 21

Subsidiaries of the Company

Name	Jurisdiction
Accelerated Concepts, Inc.	Florida, United States
Accelerated Concepts Pty Ltd.	Australia
Digi International Canada Inc.	Ontario, Canada
Digi International GmbH	Germany
Digi International (HK) Ltd.	Hong Kong
Digi International K.K.	Japan
Digi International Ltd	United Kingdom
Digi International Spain S.A.	Spain
Digi Wireless Singapore Pte. Ltd.	Singapore
Digi SmartSense, LLC	Delaware, United States
Opengear, Inc.	Utah, United States
Opengear Limited	England/Wales
Opengear Pty Ltd.	Australia
Ventus Wireless, LLC	Delaware, United States